MAIL STOP 3561

April 9, 2008

By U.S. Mail and facsimile to (718) 768-4731

Mr. Andrew Gordon, President, CEO and CFO
Coffee Holding Co., Inc.
4401 First Avenue
Brooklyn, NY 11232-0005

      Re: Coffee Holding Co., Inc.
             Form 10-K for Fiscal Year Ended
             October 31, 2007
             Filed February 1, 2008
             File No. 001-32491

Dear Mr. Gordon,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services